For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2009 RESULTS

-  13% Increase in Third Quarter 2009 Revenues to $35.2 Million -
-  82% Increase in Third Quarter 2009 GAAP EPS to $0.13  -
-  60% Increase in Third Quarter 2009 Non-GAAP EPS to $0.20
-  Full Year 2009 GAAP EPS Guidance Increased to $0.42 - $0.46, Non-GAAP
Guidance to $0.64 - $0.68 -

YOQNEAM, Israel, November 4, 2009 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2009.

Worldwide revenues in the third quarter of 2009 increased to $35.2 million from $31.1 million in the third quarter of 2008.  Gross margin in the third quarter of 2009 increased to 77.8%, compared to 75% in the third quarter of 2008.

Net income for the third quarter of 2009 increased by 82% to $3.8 million or $0.13 per share on a fully diluted* GAAP basis compared to $2.1 million, or $0.07 per share, respectively, in the third quarter of 2008.  Non-GAAP earnings per share for the third quarter of 2009 increased to $6.0 million, or $0.20 per share, compared to $3.8 million, or $0.12 in the same period last year.  A reconciliation of GAAP results to non-GAAP results is below.

Cash and cash equivalents, short-term investments and marketable securities at September 30, 2009 increased to $88.8 million.

"We are pleased to report another quarter of solid top and bottom-line results as third quarter revenue increased by 13% despite persistent softness in the medical equipment market.  Sales of our Bravo pH Monitoring System grew again this quarter and helped to drive our top line.   Our focus on increasing profitability resulted in significant growth in gross and operating profit margins," said Homi Shamir, president and CEO of Given Imaging. “Gross profit reached almost 78%, a result of improved manufacturing efficiencies and a favorable product mix.  Non-GAAP operating margin continues to improve, reaching 13.7% this quarter, from 8.5% in the first quarter and 11.8% in the second quarter of this year.  Looking ahead, we are very excited to be launching our second generation PillCam COLON at the GASTRO 2009 meeting in London later this month and plan to begin marketing this product in Europe in early 2010.”

* Based on fully diluted shares of 30,648,420 at Sept 30, 2009, and  30,601,355 at Sept 30, 2008

Third Quarter 2009 Revenue Analysis

Sales in the Americas region increased 16.5% to $22.6 million, from $19.4 million in the same period in 2008.  Sales in the EMEA region were $9 million, an increase of 3.4% from $8.7 million in the same period in 2008.  Sales in the APAC region were $3.6 million, an increase of 16% from $3.1 million last year.

Worldwide PillCam SB sales amounted to 54,800 capsules in the third quarter of 2009, compared to 56,100 capsules in the same period last year.  PillCam SB sales in the Americas region of 36,300 were flat in the third quarter of 2009 compared to the same period last year.  PillCam SB sales in the EMEA region increased 7% compared to the third quarter of 2008, while PillCam SB sales in the APAC region decreased 30%. Worldwide reorders of PillCam SB decreased by 2% to approximately 53,800 compared to approximately 55,100 in the third quarter of 2008.  PillCam SB reorders accounted for the majority of PillCam SB sales in the third quarter.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended Sept 30, 2009, sales increased by 11% to $101.7 million compared to $91.3 million in the same period of 2008.  Sales in the Americas region in the first three quarters of 2009 grew 20% to $65.7 million compared to $54.9 million in the same period in 2008.  For the nine month period, sales of PillCam SB in the Americas region grew approximately 4.8%. Sales in the EMEA region increased by 7.5% to $27.1 million, from $25.2 million in the same period in 2008, and sales in the APAC region were $9.0 million, a decline of 20% from $11.2 million last year.

Gross profit for the nine month period was 76.6% compared to 74% in 2008.  Net income for the first nine months of 2009 increased 48% to $9.0 million, or $0.30 per share on a fully diluted GAAP basis, compared to net income of $6.1 million or $0.20 per share for the same period in 2008.  Non-GAAP earnings per share for the first nine months of 2009 more than doubled to $13.5 million or $0.45, compared to $6.8 million or $0.22 in the same quarter of last year.

2009 Guidance Revision

The company expects 2009 revenue to be near the low end of prior guidance of between $141 and $148 million.  The company is increasing its 2009 EPS guidance and now expects GAAP EPS to be between $0.42 - $0.46, compared to prior guidance of $0.20 – $0.28 and non-GAAP EPS of $$0.64 - $0.68 compared to prior guidance of $0.46 – $0.54.

Recent Developments

PillCam SB and Agile Patency Capsule Receive FDA Clearance for Young Children

In October, the U.S. Food and Drug Administration (FDA) cleared the PillCam SB video capsules and Agile patency capsules for use in patients two years of age and older.

PillCam COLON2 Update

Given Imaging recently announced encouraging results from a trial that validated new features of the company's second-generation PillCam Colon video capsule and system.  Conducted by clinicians at five hospitals in Israel, the study evaluated the performance of PillCam COLON2 in 98 patients who had risk or warning symptoms of colon pathology.

The Company also announced that it obtained the CE mark for the sale of PillCam COLON2 in Europe.  PillCam COLON2 will be launched at the Gastro 2009 conference taking place in London November 21 - 25 at which time the company plans on disclosing additional details regarding PillCam COLON2, including product specifications and software enhancements.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00am ET on Thursday, November 5. To participate in this teleconference, please dial 888-661-5138 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-312-1279. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company's website, or until November 19 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 9998874.

A separate conference call in Hebrew will take place on November 5 at 2:00pm Israel time, 7am ET. To access this call, please dial +972 3 9180610 ten minutes before the conference is scheduled to begin. A replay of the call will be available from November 8 until November 10th by dialing +972 3 9255951.

About Given Imaging
Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO, and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to better diagnose disease of the esophagus, small bowel and colon and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Since 2001, more than one million PillCam® video capsules have helped physicians evaluate patients for GI disorders.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principals (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended September 30, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of Marketing	Tax
	Development	Marketing	Administration	Agreement	Benefit	Total

Three month period ended September 30, 2009

Compensation expenses	$93	$511	$1,586	$-	$-	$2,190

Total	$93	$511	$1,586	$-	$-	$2,190

Three month period ended September 30, 2008

Compensation expenses	$97	$467	$1,306	$-	$-	$1,870
IP Litigation expenses	-	-	(200)	-	-	(200)
Total	$97	$467	$1,106	$-	$-	$1,670

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Nine Months Ended September 30, 2008 and 2009
(Unaudited, dollars in thousands)

	Research	Selling	General	Termination
	And	And	And	Of Marketing	Tax
	Development	Marketing	Administration	Agreement	Benefit	Total

Nine month period ended September 30, 2009

Compensation expenses	$286	$1,509	$4,083	$-	$-	$5,878
Tax (benefit)	-	-	-	-	(1,390)	(1,390)
Total	$286	$1,509	$4,083	$-	$(1,390)	$4,488

Nine month period ended September 30, 2008

Compensation expenses	$270	$1,303	$3,553	$-	$-	$5,126
IP Litigation expenses	-	-	3,375	-	-	3,375
Patent litigation settlement	-	-	(2,333)	-	-	(2,333)
Termination of marketing agreement	-	-	-	(5,443)	-	(5,443)
Total	$270	$1,303	$4,595	$(5443)	$-	$725

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended September 30, 2009 and 2008
Condensed, in thousands except share and per share data

		Q3 2009			Q3 2008
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$35,220	-	$35,220	$31,136	-	$31,136
Cost of revenues	(7,827)	-	(7,827)	(7,793)	-	(7,793)

Gross profit	27,393	-	27,393	23.343	-	23,343
Gross profit as a % of revenues	77.8%	-	77.8%	75.0%	-	75.0%

Operating expenses
Research and development, net	(4,632)	93	(4,539)	(3,540)	97	(3,443)
Sales and marketing	(14,758)	511	(14,247)	(14,647)	467	(14,180)
General and administrative	(5,042)	1,586	(3,456)	(4,276)	1,106	(3,170)
Termination of marketing agreement	-	-	-	-	-	-
Other, net	(316)	-	(316)	-	-	-

Total operating expenses	(24,748)	2,190	(22,558)	(22,463)	1,670	(20,793)

Operating profit	2,645	2,190	4,835	880	1,670	2,550
Operating profit as a % of revenues	7.5%		13.7%	2.8%		8.2%

Financing income ,net	1,086	-	1,086	729	-	729

Profit before taxes on income	3,731	2,190	5,921	1,609	1,670	3,279
Income tax expense	(6)	-	(6)	(107)	-	(107)

Net Profit	3,725	2,190	5,915	1,502	1,670	3,172

Net loss attributable to non-controlling interest	114	-	114	607	-	607

Net profit attributable to shareholders	$3,839	$2,190	$6,029	$2,109	$1,670	$3,779
Net profit attributable to shareholders as a % of revenues	10.9%		17.1%	6.8%		12.1%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.13	$0.08	$0.21	$0.07	$0.06	$0.13

Diluted Earnings attributable to shareholders per Ordinary Share	$0.13	$0.07	$0.20	$0.07	$0.05	$0.12

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the nine months ended September 30, 2009 and 2008
Condensed, in thousands except share and per share data

		YTD 2009			YTD 2008
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$101,723	-	$101,723	$91,332	-	$91,332
Cost of revenues	(23,766)	-	(23,766)	(23,736)	-	(23,736)

Gross profit	77,957	-	77,957	67,596	-	67,596
Gross profit as a % of revenues	76.6%	-	76.6%	74.0%	-	74.0%

Operating expenses
Research and development, net	(12,522)	286	(12,236)	(10,439)	270	(10,169)
Sales and marketing	(45,257)	1,509	(43,748)	(46,569)	1,303	(45,266)
General and administrative	(14,021)	4,083	(9,938)	(14,449)	4,595	(9,854)
Termination of marketing agreement	-	-	-	5,443	(5,443)	-
Other, net	(331)	-	(331)	-	-	-

Total operating expenses	(72,131)	5,878	(66,253)	(66,014)	725	(65,289)

Operating profit	5,826	5,878	11,704	1,582	725	2,307
Operating profit (loss) as a % of revenues	5.7%		11.5%	1.7%		2.5%

Financing income, net	1,276	-	1,276	3,195	-	3,195

Profit before taxes on income	7,102	5,878	12,980	4,777	725	5,502
Income tax benefit (expense)	1,160	(1,390)	(230)	(233)	-	(233)

Net Profit	8,262	4,488	12,750	4,544	725	5,269

Net loss attributable to non-controlling interest	704	-	704	1,525	-	1,525

Net profit attributable to shareholders	$8,966	$4,488	$13,454	$6,069	$725	$6,794
Net profit attributable to shareholders as a % of revenues	8.8%		13.2%	6.6%		7.4%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.31	$0.15	$0.46	$0.21	$0.02	$0.23

Diluted Earnings attributable to shareholders per Ordinary Share	$0.30	$0.15	$0.45	$0.20	$0.02	$0.22

(*)See specified items

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2009	2008

Assets

Current assets
Cash and cash equivalents	$42,199	$31,697
Short-term investments	26,537	28,509
Accounts receivable:
Trade (Net of provisions for doubtful debts of $287 and of $210 as of September 30, 2009 and December 31, 2008, respectively)	21,247	21,673
Other	3,093	4,662
Inventories	24,477	18,931
Advances to suppliers	577	3,540
Deferred tax assets	1,512	1,178
Prepaid expenses	1,960	1,631

Total current assets	121,602	111,821

Deposits	1,099	1,094

Assets held for employee severance payments	4,658	3,686

Marketable Securities	20,097	30,063

Fixed assets, at cost, less accumulated depreciation	14,365	15,115

Intangible assets less accumulated amortization	11,598	12,067

Goodwill	4,063	4,069

Total Assets	$177,482	$177,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	December 31
	2009	2008

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$149	$114
Accounts payable
Trade	7,649	7,418
Other	18,665	17,612
Deferred income	219	1,523
Total current liabilities	26,682	26,667

Long-term liabilities
Obligation under capital lease, net	401	485
Liability in respect of employees’ severance payments	5257	4,599
Total long-term liabilities	5,658	5,084
Total liabilities	32,340	31,751

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized; 29,294,785 and 29,257,785 shares issued and fully paid as of September 30, 2009 and December 31, 2008, respectively)	344	343
Additional paid-in capital	179,910	173,983
Capital reserve	2,166	2,166
Accumulated other comprehensive income (loss)	431	(600)
Accumulated deficit	(38,554)	(31,721)
Shareholders' equity	144,297	144,171
Noncontrolling interest	845	1,993
Total Equity	145,142	146,164

Total liabilities and equity	$177,482	$177,915

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2009	2008	2009	2008	2008

Revenues	$101,723	$91,332	$35,220	31,136	$125,108
Cost of revenues	(23,766)	(23,736)	(7,827)	(7,793)	(33,001)
Gross profit	77,957	67,596	27,393	23,343	92,107
Operating expenses
Research and development, gross	(13,543)	(11,529)	(5,019)	(3,840)	(15,126)
In-process research and development acquired in a business combination	-	-	-	-	(4,700)
	(13,543)	(11,529)	(5,019)	(3,840)	(19,826)
Government grants	1,021	1,090	387	300	1,530
Research and development, net	(12,522)	(10,439)	(4,632)	(3,540)	(18,296)
Sales and marketing	(45,257)	(46,569)	(14,758)	(14,647)	(60,902)
General and administrative	(14,021)	(14,449)	(5,042)	(4,276)	(19,320)
Termination of marketing agreement	-	5,443	-	-	5,443
Other, net	(331)	-	(316)	-	(867)
Total operating expenses	(72,131)	(66,014)	(24,748)	(22,463)	(93,942)
Operating profit (loss)	5,826	1,582	2,645	880	(1,835)
Financing income, net	1,276	3,195	1,086	729	4,004
Profit (loss) before taxes on income	7,102	4,777	3,731	1,609	2,169
Income tax (expense) benefit	1,160	(233)	(6)	(107)	(250)
Net Profit	8,262	4,544	3,725	1,502	1,919
Net loss attributable to
noncontrolling interest	704	1,525	114	607	2,087
Net profit attributable to shareholders	$8,966	$6,069	$3,839	$2,109	$4,006
Earnings per share
Basic Earnings attributable to shareholders per Ordinary Share	$0.31	$0.21	$0.13	$0.07	$0.14
Diluted Earnings attributable to shareholders per Ordinary Share	$0.30	$0.2	$0.13	$0.07	$0.13
Weighted average number of Ordinary Shares used to compute basic earnings per Ordinary share	29,264,952	29,252,785	29,278,785	29,254,618	29,254,035
Weighted average number of Ordinary Shares used to compute diluted Earnings per Ordinary share	30,108,597	30,791,425	30,648,420	30,601,355	30,798,360

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended			Year ended
	September 30,		September 30,			December 31,
	2009	2008	2009	2008		2008

Cash flows from operating activities:
Net profit	$8,262	$4,544	$3,725		$1,502	$1,919
Adjustments required to reconcile net profit to net cash used in operating activities:
Depreciation and amortization	4,513	3,839	1,531		1,298	5,183
In-process research and development		-			-	4,700
Goodwill impairment		-			-	406
Changes in deferred tax assets	(334)	284	(517)		109	172
Stock option compensation	5,878	5,126	2,190		1,870	6,918
Other	100	197	236		188	621
Net increase in trading securities	(6,355)	-	(2983)		-	-
Decrease in accounts receivable – trade	426	4,295	1,134		1,507	1,642
Decrease (increase) in accounts receivable – other	1,569	6,775	(105)		2,192	5,723
(Increase) in prepaid expenses	(329)	(632)	(711)		(714)	(342)
Decrease (Increase) in advances to suppliers	2,963	(311)	262		(286)	(3,350)
Increase in inventories	(5,546)	(3,796)	(2,858)		(1,179)	(2,971)
Increase (decrease) in accounts payable	1,251	(2,792)	1,760		(1,007)	(3,287)
Decrease in deferred income	(1,304)	(6,585)	(386)		(72)	(7,856)
Net cash provided by operating activities	11,094	10,944	3,278		5,408	9,478
Cash flows from investing activities:
Excess of cash investment over equity share in subsidiary		965			-
Purchase of fixed assets and intangible assets	(3,619)	(5,166)	(1,171)		(1,569)	(6,300)
Purchase of fixed assets, intangible assets and goodwill in a business combination		-			-	(16,660)
Deposits	16	(247)	26		(3)	(192)
Proceeds from sales of marketable
securities and short term investments	32,424	52,396	11,698		17,682	67,743
Proceeds from sales of fixed assets		30			-	61
Investments in marketable securities	(13,218)	(54,071)	(1,010)		(21,557)	(61,986)
Net cash provided by (used in) investing activities	15,603	(6,093)	9,543		(5,447)	(17,334)
Cash flows from financing activities:
Principal payments on capital lease obligation	(97)	(91)	(32)		(6)	(120)
Proceeds from the issuance of ordinary Shares	50	252	50		56	252
Dividend distribution	(15,799)		-			-
Purchase of shares from a noncontrolling shareholder in a subsidiary	(382)	-	-		-	2,288
Issuance of shares to a noncontrolling shareholder in a subsidiary		1,207			-
Net cash (used in) provided by financing activities	(16,228)	1,368	18		50	2,420
Effect of exchange rate changes on cash	33	258	122		(15)	30
Increase (decrease) in cash and cash
Equivalents	10,502	6,477	12,961		(4)	(5,406)
Cash and cash equivalents at beginning of period	31,697	37,103	29,238		43,584	37,103
Cash and cash equivalents at end of period	$42,199	$43,580	$42,199		$43,580	$31,697
Supplementary cash flow information
Income taxes paid	$728	$194	$643		$72	$259
Assets acquired under capital lease	$-	$109	$-	$		$109